[Letterhead of Odyssey Re Holdings Corp.]
April 23, 2010
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010

Attn:	Jeffrey P. Riedler Assistant Director

Re:	Odyssey Re Holdings Corp. Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 File No. 001-16535
Dear Mr. Riedler:
Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated April 6, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned filing (the “2009 Form 10-K”), and hereby submits this response to the Comment Letter. For ease of reference, the Staff’s comments are reproduced in bold-faced type in the order presented in the Comment Letter, followed by OdysseyRe’s responses. Terms used but not defined herein have the meanings set forth in the 2009 Form 10-K.

RESPONSES TO STAFF COMMENTS
Directors, Executive Officers and Corporate Governance, page 175
1.	Please include the Compensation Committee Interlocks and Insider Participation disclosure required by Item 407(c)(4) of Regulation S-K.

Response: The comment is noted and in future filings of our Form 10-K, we will include disclosure similar in scope and level of detail to the disclosure provided below (new language is underlined):
“Compensation Committee
     Our board of directors has established a compensation committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. Our compensation committee met one time and acted by unanimous written consent three times during fiscal year 2009. The compensation committee’s primary responsibilities include administering, reviewing and making recommendations to our board of directors regarding our 2002 stock incentive plan, restricted share and equity value plan, stock option plan, long-term incentive plan and compensation to our executive officers, ensuring that they meet corporate, financial and strategic objectives. The compensation committee also establishes and reviews general policies relating to compensation of and benefits for our employees. Our compensation committee is currently comprised of Mr. Griffiths (Chairman) and Mr. Sweitzer, each of whom also served during all of 2009. Patrick W. Kenny served on our compensation committee during 2009, and resigned from the board of directors and the compensation committee on December 31, 2009. A copy of the compensation committee’s charter is available on our website: www.odysseyre.com.
Compensation Committee Interlocks and Insider Participation
     None of the members of the compensation committee of our board of directors was, during 2009, an officer or employee of OdysseyRe, or was formerly an officer of OdysseyRe. Except as set forth below under “Director Compensation”, none of the members of our compensation committee had any financial transactions, arrangements or relationships with OdysseyRe during 2009. No executive officer of OdysseyRe served in 2009 as a director, or on the compensation committee of, any other entity.”

Information Concerning Directors and Executive Officers, page 175
2.	For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company in light of the Company’s business and structure. Please refer to recently amended Item 401(e) of Regulation S-K.

Response: We respectfully submit that recently amended Item 401(e) of Regulation S-K is only applicable to an issuer whose fiscal year ends on or after December 20, 2009 and who files its Form 10-K and proxy statement on or after February 28, 2010. The Company filed its 2009 Form 10-K on February 25, 2010, and did so under the “old rules” that were effective at that time, and therefore we have not provided the referenced Item 401(e) disclosure. The Company is not required to file a proxy statement in 2010 pursuant to the Exchange Act as all of the shares of its common stock were acquired by its parent company, Fairfax Financial Holdings Limited (“Fairfax”), in a going-private transaction in October 2009. (Prior to the transaction, Fairfax owned approximately 72% of the Company’s common stock.) Because the Company is still subject to quarterly and annual reporting requirements pursuant to the Exchange Act due to the continued registration and listing of its preferred shares on the New York Stock Exchange, and because it will not be filing a 2010 proxy statement to which the 2009 Form 10-K could incorporate the compensation disclosure sections by reference, the Company was required to include Part III, Items 10 through 13 in the 2009 Form 10-K filed on February 25, 2010.

In future filings of our Form 10-K, we will include appropriate disclosure that is responsive to Item 401(e) of Regulation S-K.
Executive Compensation, page 178
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: As noted in Response #2 above, the Company filed its 2009 Form 10-K on February 25, 2010 under the “old rules” that were effective at that time. Nevertheless, the Company can advise the Staff as follows in response to the comment:

The Company’s management has reviewed our compensation policies and practices and, based on this review, has made the determination that these policies and practices for our employees generally (including our named executive officers) do not create risks that would be reasonably likely to have a material adverse effect on the Company. Compensation elements that apply to our named executive officers also apply generally to all employees at or above the Vice President level. Non-officer employees are generally not eligible for restricted equity grants. All employees are eligible for annual merit increase salary adjustments (although employees earning an annual base salary of

$300,000 or more (including our named executive officers) generally receive salary adjustments at 24 or 36 month intervals rather than annually. Because of our emphasis on the importance of underwriting discipline, none our incentive compensation (comprising cash bonus and restricted equity) is based on achieving premium volume targets. Instead, incentive compensation is based on a combination of underwriting and overall company financial results (with an emphasis on underwriting results) as well as individual performance. Excessive underwriting risk-taking is further constrained by a framework of risk controls consisting of pre-agreed underwriting guidelines, individual authority levels and aggregate exposure limits.
Incentive Bonus Awards to OdysseyRe’s Executive Officers for 2009, page 181
4.	We note your disclosure that the Compensation Committee, “considered a number of other financial benchmarks during its evaluation of the Company’s overall financial performance for 2009. In particular, the Committee noted...” To the extent that there were factors other than after-tax net income and growth in book value per share which were important to the Committee’s determination of incentive bonus awards, please describe them.

Response: As disclosed in the referenced section on p. 181, in addition to after-tax net income and growth in book value per share, the Committee also noted the following other factors that were important to its determination of incentive bonus awards: (a) the Company’s combined ratio of 96.7% for the year, which was only 1.7% above the performance target of 95.0% (the performance target is described in “Annual Cash Bonus Incentives” on the top of p. 181), and (b) underwriting profit of $64.5 million, compared to an underwriting loss of $24.5 million in 2008. As disclosed on p. 181, the Committee also noted that 3.5% of the 2009 combined ratio of 96.7% was attributable to reserve strengthening relating to pre-1996 exposures that occurred before the Company was a public company. Had this reserve strengthening not occurred, the Company’s combined ratio would have been well below (superior to) the performance target of 95.0%.

5.	Please expand your disclosure to clarify the Chief Executive Officer’s recommendations to the Compensation Committee, including the factors considered by Mr. Barnard in making such recommendations, concerning incentive awards to Mr. Wacek, Mr. Young and Mr. Lovell. In addition, please elaborate on Mr. Young’s “contributions” and Mr. Lovell’s “work during 2009” that led to the bonuses awarded to those named executive officers.

Response: The comment is noted and in future filings of our Form 10-K, we will include disclosure similar in scope and level of detail to the disclosure provided below (new language is underlined):

“The Chief Executive Officer provided his recommendations to the Committee, which included not only the financial factors listed above, but also non-financial factors such as individual leadership roles, management functions and decision-making capabilities. After consideration of the Chief Executive Officer’s recommendations, the Committee approved an Incentive Plan cash award of $400,000 for Mr. Wacek, which represents 66% of his base salary and the same amount he received for his efforts in 2007, a year financially comparable to 2009, and reflects his new and significant role as Chief Risk Officer for the Company; an Incentive Plan cash award of $675,000 for Mr. Young, which represents 90% of his base salary and is in consideration of his contributions in managing the operations of four divisions of the Company and his promotion to Chief Operating Officer of the Company during 2009, pursuant to which he oversees all of the Company’s worldwide reinsurance and insurance underwriting; and an Incentive Plan cash award of $200,000 for Mr. Lovell, which represents 62% of his base salary and is in consideration of his responsibilities as Senior Vice President, General Counsel and Corporate Secretary of our Hudson subsidiaries during 2009 and his new, additional responsibilities assumed in 2009 as Senior Vice President, General Counsel and Corporate Secretary of the Company and all of its worldwide operations, pursuant to which Mr. Lovell now serves as chief legal officer of the Company and the manager of the Company’s legal department.”
Restricted Stock Awards to Named Executive Officers for 2009, page 183
6.	We note your disclosure that restricted equity awards were made, “Based on the financial performance of the Company in 2009.” Please disclose the individual financial performance factors considered that led to these equity awards and how the Committee determined the amounts of the awards.

Response: The comment is noted and in future filings of our Form 10-K, we will include disclosure similar in scope and level of detail to the disclosure provided below (new language is underlined):
“The Restricted Share and Equity Plan permits the Committee broad discretion in approving annual equity awards to our executive officers. Further, the Fairfax Share Plan permits the Committee similarly broad discretion in providing restricted stock awards of Fairfax restricted stock. The individual financial performance measures that the Committee takes into account under the Restricted Share and Equity Plan mirror the measures for cash awards under the Incentive Plan, particularly those relating to whether the Company successfully meets or exceeds its financial objectives: after-tax net income and book value per share of the Company, combined ratio, and underwriting profit or loss.”
*   *   *   *   *   *   *

In connection with the foregoing responses, the Company acknowledges that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

–	Staff comments, or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filing; and

–	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
OdysseyRe appreciates the opportunity to respond to the Staff’s comments, and will be pleased to provide any further information requested. Please direct all questions or questions regarding this matter, including any comments pertaining to this letter, to Peter Lovell, Senior Vice President, General Counsel and Corporate Secretary, at (203) 977-8082 (direct), (203) 965-7960 (fax) or plovell@odysseyre.com (e-mail).
Sincerely,
/s/  Peter H. Lovell